Exhibit 99.8

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports, each dated March 30, 2020, with respect to the consolidated financial statements of Great Panther Mining Limited (the “Company”) as at and for the years ended December 31, 2019 and 2018 and the effectiveness of internal control over financial reporting as at December 31, 2019, included in this annual report on Form 40-F/A dated April 1, 2020.

Our report dated March 30, 2020 on the consolidated financial statements refers to changes to accounting policies for leases in 2019 due to the adoption of IFRS 16 – Leases.

Our report dated March 30, 2020 on the effectiveness of internal control over financial reporting contains an explanatory paragraph that states that the Company acquired Beadell Resources Limited during 2019, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, Beadell Resources Limited’s internal control over financial reporting associated with total assets of $178,575,000 and total revenues of $149,390,000 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2019. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Beadell Resources Limited.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form F-10 (No. 333-231830) of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

April 1, 2020

Vancouver, Canada